

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

February 10, 2017

Michael Bell
President and Chief Executive Officer
Silver Spring Networks, Inc.
230 W. Tasman Drive
San Jose, California 95134

> **Re: Silver Spring Networks, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 9, 2016**

Dear Mr. Bell:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        /s/ Stephen Krikorian

                                        Stephen Krikorian
                                        Accounting Branch Chief
                                        Office of Information Technologies
                                        and Services